

MEXICO

FILE N°
82-4609

September 20, 2002

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington , D.C. 20549
U.S.A.



Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the press release for July and August 2002 sales and reports on shares repurchase from July and August 2002 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number : 011-52-55-5328-3557.

Sincerely,

Jorge Muñoz Lopez
Accounting Director

PROCESSED
SEP 2 4 2002
THOMSON
FINANCIAL

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

• CHIMALPOPOCA N° 65 1ER. PISO COL. OBRERA DEL. CUAUHTEMOC C.P. 06800   Tel. 5628-60-00
• NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770   Tel. 5328-35-00
• BLVD. AVILA CAMACHO # 647 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220   Tel. 5395-10-88



MEXICO

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS JULY 2002 SALES

For immediate release:
Mexico City, August 8, 2002

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of July 2002, sales were $7,946 million pesos, an amount that represents a 13.9% increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 4.0%, compared to the same month of 2001.

	July		January – July	
	2002	2001	2002	2001
Total sales growth (%)	13.9	12.4	15.3	14.6
Comparable sales growth (%)	4.0	3.2	5.4	5.2

Considering the four week period from July 6 to August 2, 2002, that compares with the four week period ending August 3, 2001, as well as the 30 week period from January 5 to August 2, 2002 and that compares with the 30 week period that ended August 3, 2001, sales were as follows:

	4 weeks		30 weeks	
	2002	2001	2002	2001
Total sales growth (%)	15.3	14.3	15.7	15.2
Comparable sales growth (%)	5.4	5.2	5.7	5.8

Openings during the month of July:
1 Wal-Mart Supercenter in Hermosillo, Sonora
1 Restaurant in Cordoba, Veracruz
1 Restaurant in Guadalajara, Jalisco

Additionally, during August we have opened one restaurant in Guadalajara, Jalisco.

Openings January – August 8, 2002:

FORMAT	# OF UNITS
Sam's Club	2
Wal-Mart Supercenter	9
Bodega	5
Superama	1
Restaurants	11
TOTAL	*28*

1



Company Description:

Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 575 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 272 UNITS

48	Sam's Club
70	Wal*Mart Supercenters
109	Bodega Stores
45	Superama Supermarkets

APPAREL DEPARTMENT STORES: 50 UNITS

RESTAURANTS: 253 UNITS, including 16 franchises

Web Pages:

www.walmartmexico.com.mx   www.suburbia.com.mx
www.sams.com.mx   www.vips.com.mx
www.superama.com.mx   www.tarjetawalmart.com.mx



WAL★MART
MEXICO

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS AUGUST 2002 SALES

For immediate release:
Mexico City, September 9, 2002

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of August 2002, sales were $8,176 million pesos, an amount that represents a 15.2% increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 5.3%, compared to the same month of 2001.

	August		January – August	
	2002	2001	2002	2001
Total sales growth (%)	15.2	13.4	15.3	14.4
Comparable sales growth (%)	5.3	5.3	5.4	5.3

Considering the four-week period from August 3 to 30, 2002 that compares with the four-week period ending August 31, 2001, as well as the thirty-four week period from January 5 to August 30, 2002 and that compares with the thirty-four week period that ended August 31, 2001, sales were as follows:

	4 weeks		34 weeks	
	2002	2001	2002	2001
Total sales growth (%)	13.1	12.6	15.3	14.9
Comparable sales growth (%)	3.4	4.6	5.4	5.6

Openings during the month of August:
1 Wal-Mart Supercenter in Matamoros, Tamaulipas
1 Wal-Mart Supercenter in Guadalajara, Jalisco
1 Restaurant in Guadalajara, Jalisco
1 Restaurant in Torreon, Coahuila

Additionally, during September we have opened one Sam's Club in Irapuato, Guanajuato. Today we inaugurated one distribution center for dry goods for the self-service formats in Guadalajara, Jalisco

Openings January – September 9, 2002:

FORMAT	# OF UNITS
Sam's Club	3
Wal-Mart Supercenter	11
Bodega	5
Superama	1
Restaurants	12
TOTAL	*32*

Company Description:

Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 579 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 275 UNITS

49	Sam's Club
72	Wal*Mart Supercenters
109	Bodega Stores
45	Superama Supermarkets

APPAREL DEPARTMENT STORES: 50 UNITS

RESTAURANTS: 254 UNITS, including 16 franchises

Web Pages:

Www.walmartmexico.com.mx   www.suburbia.com.mx
Www.sams.com.mx   www.vips.com.mx
Www.superama.com.mx   www.tarjetawalmart.com.mx

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

COMPANY NAME   July 29,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
29/07/2002	BUY	13,600	SOCIAL	20.81	283,016	ACCIV	Balance as of last report	97,700	583,532,621
29/07/2002	BUY	5,600	SOCIAL	20.91	117,096	ACCIV			
29/07/2002	BUY	104,900	SOCIAL	21.00	2,202,900	ACCIV			
29/07/2002	BUY	12,300	SOCIAL	21.15	260,145	ACCIV			
29/07/2002	BUY	13,000	SOCIAL	21.20	275,600	ACCIV			
29/07/2002	BUY	13,000	SOCIAL	21.30	276,900	ACCIV			
29/07/2002	BUY	14,000	SOCIAL	21.35	298,900	ACCIV			
29/07/2002	BUY	28,500	SOCIAL	21.40	609,900	ACCIV			
29/07/2002	BUY	20,600	SOCIAL	21.70	447,020	ACCIV			
29/07/2002	BUY	5,000	SOCIAL	21.74	108,700	ACCIV			
29/07/2002	BUY	46,600	SOCIAL	21.75	1,013,550	ACCIV			
29/07/2002	BUY	1,500	SOCIAL	21.76	32,640	ACCIV			
29/07/2002	BUY	97,000	SOCIAL	21.80	2,114,600	ACCIV			
29/07/2002	BUY	7,300	SOCIAL	21.81	159,213	ACCIV			
29/07/2002	BUY	7,700	SOCIAL	21.86	168,322	ACCIV			
29/07/2002	BUY	400	SOCIAL	21.99	8,796	ACCIV			
29/07/2002	BUY	109,000	SOCIAL	22.00	2,398,000	ACCIV			
							Balance as of current report	597,700	583,032,621
								Balance as of last report	Balance as of current report
TOTAL		500,000			10,775,298		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
					-		Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	2,598,487	122,657	2,475,830	-
Balance as of current report	13,373,785	750,380	12,623,406	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In the case of linked units and CPOs, the number of shares making up each series shall be indicated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

COMPANY NAME

July 30,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
30/07/2002	BUY	37,000	SOCIAL	22.30	825,100	ACCIV	Balance as of last report	597,700	583,032,621
30/07/2002	BUY	1,500	SOCIAL	22.37	33,555	ACCIV			
30/07/2002	BUY	84,000	SOCIAL	22.40	1,881,600	ACCIV			
30/07/2002	BUY	118,100	SOCIAL	22.43	2,648,983	ACCIV			
30/07/2002	BUY	1,000	SOCIAL	22.47	22,470	ACCIV			
30/07/2002	BUY	100	SOCIAL	22.48	2,248	ACCIV			
30/07/2002	BUY	63,000	SOCIAL	22.50	1,417,500	ACCIV			
30/07/2002	BUY	3,400	SOCIAL	22.51	76,534	ACCIV			
30/07/2002	BUY	30,000	SOCIAL	22.52	675,600	ACCIV			
30/07/2002	BUY	13,400	SOCIAL	22.64	303,376	ACCIV			
30/07/2002	BUY	16,600	SOCIAL	22.70	376,820	ACCIV			
							Balance as of current report	965,800	582,664,521
								Balance as of last report	Balance as of current report
TOTAL		368,100			8,263,786		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	13,373,785	750,380	12,623,406	-
Balance as of current report	21,637,571	1,212,509	20,425,063	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In the case of linked units and CPOs, the number of shares making up each series shall be indicated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME   July 31,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
31/07/2002	BUY	100,000	SOCIAL	22.60	2,260,000	ACCIV	Balance as of last report	965,800	582,664,521
31/07/2002	BUY	15,800	SOCIAL	22.86	361,188	ACCIV			
31/07/2002	BUY	183,600	SOCIAL	23.00	4,222,800	ACCIV			
31/07/2002	BUY	600	SOCIAL	23.01	13,806	ACCIV			
							Balance as of current report	1,265,800	582,364,521
								Balance as of last report	Balance as of current report
TOTAL		300,000			6,857,794		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	21,637,571	1,212,509	20,425,063	-
Balance as of current report	28,495,365	1,589,143	26,906,224	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In the case of linked units and CPOs, the number of shares making up each series shall be indicated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
8 2 - 4 6 0 9

COMPANY NAME   August 1,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
01/08/2002	BUY	65,000	SOCIAL	22.00	1,430,000	ACCIV	Balance as of last report	1,265,800	582,364,521
01/08/2002	BUY	160,000	SOCIAL	22.01	3,521,600	ACCIV			
01/08/2002	BUY	25,000	SOCIAL	22.10	552,500	ACCIV			
							Balance as of current report	1,515,800	582,114,521
								Balance as of last report	Balance as of current report
TOTAL		250,000			5,504,100		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	28,495,365	1,589,143	26,906,224	-
Balance as of current report	33,999,465	1,903,004	32,096,463	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In the case of linked units and CPOs, the number of shares making up each series shall be indicated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
8 2 - 4 6 0 9

COMPANY NAME

August 2,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
02/08/2002	BUY	8,000	SOCIAL	20.86	166,880	ACCIV	Balance as of last report	1,515,800	582,114,521
02/08/2002	BUY	42,000	SOCIAL	21.00	882,000	ACCIV			
02/08/2002	BUY	5,000	SOCIAL	21.25	106,250	ACCIV			
02/08/2002	BUY	65,000	SOCIAL	21.30	1,384,500	ACCIV			
02/08/2002	BUY	20,000	SOCIAL	21.35	427,000	ACCIV			
02/08/2002	BUY	35,000	SOCIAL	21.45	750,750	ACCIV			
02/08/2002	BUY	75,000	SOCIAL	21.50	1,612,500	ACCIV			
							Balance as of current report	1,765,800	581,864,521
								Balance as of last report	Balance as of current report
TOTAL		250,000			5,329,880		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	33,999,465	1,903,004	32,096,463	-
Balance as of current report	39,329,345	2,216,865	37,112,482	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In the case of linked units and CPOs, the number of shares making up each series shall be indicated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME   August 6,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
06/08/2002	BUY	25,000	SOCIAL	21.20	530,000	ACCIV	Balance as of last report	1,765,800	581,864,521
06/08/2002	BUY	5,300	SOCIAL	21.29	112,837	ACCIV			
06/08/2002	BUY	50,000	SOCIAL	21.30	1,065,000	ACCIV			
06/08/2002	BUY	38,000	SOCIAL	21.60	820,800	ACCIV			
06/08/2002	BUY	30,000	SOCIAL	21.64	649,200	ACCIV			
06/08/2002	BUY	351,700	SOCIAL	21.65	7,614,305	ACCIV			
06/08/2002	BUY	4,000	SOCIAL	21.80	87,200	ACCIV			
06/08/2002	BUY	8,600	SOCIAL	21.85	187,910	ACCIV			
06/08/2002	BUY	22,300	SOCIAL	21.87	487,701	ACCIV			
06/08/2002	BUY	161,000	SOCIAL	21.88	3,522,680	ACCIV			
06/08/2002	BUY	8,100	SOCIAL	21.89	177,309	ACCIV			
06/08/2002	BUY	10,000	SOCIAL	21.98	219,800	ACCIV			
06/08/2002	BUY	27,000	SOCIAL	21.99	593,730	ACCIV			
06/08/2002	BUY	105,200	SOCIAL	22.00	2,314,400	ACCIV			
06/08/2002	BUY	3,000	SOCIAL	22.06	66,180	ACCIV			
06/08/2002	BUY	19,000	SOCIAL	22.09	419,710	ACCIV			
06/08/2002	BUY	33,300	SOCIAL	22.10	735,930	ACCIV			
06/08/2002	BUY	73,000	SOCIAL	22.20	1,620,600	ACCIV			
06/08/2002	BUY	500	SOCIAL	22.21	11,105	ACCIV			
06/08/2002	BUY	25,000	SOCIAL	22.22	555,500	ACCIV			
							Balance as of current report	2,765,800	580,864,521
								Balance as of last report	Balance as of current report
TOTAL		1,000,000			21,791,897		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
					.		Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			.		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	39,329,345	2,216,865	37,112,482	-
Balance as of current report	61,121,242	3,472,310	57,648,934	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

August 8,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
08/08/2002	BUY	50,000	SOCIAL	23.00	1,150,000	ACCIV	Balance as of last report	2,765,800	580,864,521
08/08/2002	BUY	11,800	SOCIAL	23.02	271,636	ACCIV			
08/08/2002	BUY	41,500	SOCIAL	23.10	958,650	ACCIV			
08/08/2002	BUY	30,000	SOCIAL	23.19	695,700	ACCIV			
08/08/2002	BUY	270,000	SOCIAL	23.20	6,264,000	ACCIV			
08/08/2002	BUY	15,000	SOCIAL	23.21	348,150	ACCIV			
08/08/2002	BUY	20,000	SOCIAL	23.24	464,800	ACCIV			
08/08/2002	BUY	40,000	SOCIAL	23.25	930,000	ACCIV			
08/08/2002	BUY	21,700	SOCIAL	23.30	505,610	ACCIV			
							Balance as of current report	3,265,800	580,364,521
								Balance as of last report	Balance as of current report
TOTAL		500,000			11,588,546		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
					-		Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	61,121,242	3,472,310	57,648,934	-
Balance as of current report	72,709,788	4,100,032	68,609,758	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

COMPANY NAME

August 9,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
09/08/2002	BUY	120,000	SOCIAL	22.80	2,736,000	ACCIV	Balance as of last report	3,265,800	580,364,521
09/08/2002	BUY	180,000	SOCIAL	22.85	4,113,000	ACCIV			
09/08/2002	BUY	69,000	SOCIAL	22.86	1,577,340	ACCIV			
09/08/2002	BUY	31,000	SOCIAL	22.90	709,900	ACCIV			
09/08/2002	BUY	100,000	SOCIAL	22.93	2,293,000	ACCIV			
							Balance as of current report	3,765,800	579,864,521
							Balance as of last report	Balance as of current report	
TOTAL		500,000			11,429,240		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
							Balance as of last report	Balance as of current report	
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	72,709,788	4,100,033	68,609,758	-
Balance as of current report	84,139,028	4,727,756	79,411,276	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

COMPANY NAME

August 12,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
12/08/2002	BUY	134,900	SOCIAL	22.00	2,967,800	ACCIV	Balance as of last report	3,765,800	579,864,521
							Balance as of current report	3,900,700	579,729,621
							Balance as of last report	Balance as of current report	
TOTAL		134,900			2,967,800		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
							Balance as of last report	Balance as of current report	
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	84,139,028	4,727,756	79,411,276	-
Balance as of current report	87,106,828	4,897,116	82,209,716	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

August 13,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
13/08/2002	BUY	500,000	SOCIAL	22.00	11,000,000	ACCIV	Balance as of last report	3,900,700	579,729,621
							Balance as of current report	4,400,700	579,229,621
								Balance as of last report	Balance as of current report
TOTAL		500,000			11,000,000		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
					-		Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	87,106,828	4,897,116	82,209,716	-
Balance as of current report	98,106,828	5,524,839	92,581,994	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
8 2 - 4 6 0 9

COMPANY NAME

August 14,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
14/08/2002	BUY	36,600	SOCIAL	22.60	827,160	ACCIV	Balance as of last report	4,400,700	579,229,621
14/08/2002	BUY	15,000	SOCIAL	22.68	340,200	ACCIV			
14/08/2002	BUY	5,000	SOCIAL	22.70	113,500	ACCIV			
14/08/2002	BUY	15,000	SOCIAL	22.80	342,000	ACCIV			
14/08/2002	BUY	45,000	SOCIAL	22.85	1,028,250	ACCIV			
							Balance as of current report	4,517,300	579,113,021
							Balance as of last report	Balance as of current report	
TOTAL		116,600			2,651,110		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
					-		Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
							Balance as of last report	Balance as of current report	
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	98,106,828	5,524,839	92,581,994	-
Balance as of current report	100,757,938	5,671,224	95,086,719	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
8 2 - 4 6 0 9

COMPANY NAME

August 15,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
15/08/2002	BUY	26,000	SOCIAL	23.35	607,100	ACCIV	Balance as of last report	4,517,300	579,113,021
15/08/2002	BUY	120,000	SOCIAL	23.40	2,808,000	ACCIV			
15/08/2002	BUY	2,000	SOCIAL	23.42	46,840	ACCIV			
15/08/2002	BUY	7,500	SOCIAL	23.45	175,875	ACCIV			
15/08/2002	BUY	4,500	SOCIAL	23.47	105,615	ACCIV			
15/08/2002	BUY	24,200	SOCIAL	23.48	568,216	ACCIV			
15/08/2002	BUY	16,600	SOCIAL	23.49	389,934	ACCIV			
15/08/2002	BUY	299,200	SOCIAL	23.50	7,031,200	ACCIV			
							Balance as of current report	5,017,300	578,613,021
								Balance as of last report	Balance as of current report
TOTAL		500,000			11,732,780		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	100,757,938	5,671,224	95,086,719	-
Balance as of current report	112,490,718	6,298,946	106,191,777	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

	File No. 82-4609

COMPANY NAME   August 19,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
19/08/2002	BUY	45,200	SOCIAL	23.75	1,073,500	ACCIV	Balance as of last report	5,017,300	578,613,021
19/08/2002	BUY	133,900	SOCIAL	23.80	3,186,820	ACCIV			
19/08/2002	BUY	5,000	SOCIAL	23.81	119,050	ACCIV			
19/08/2002	BUY	20,000	SOCIAL	23.82	476,400	ACCIV			
19/08/2002	BUY	86,100	SOCIAL	23.90	2,057,790	ACCIV			
19/08/2002	BUY	70,800	SOCIAL	23.91	1,692,828	ACCIV			
19/08/2002	BUY	68,000	SOCIAL	24.00	1,632,000	ACCIV			
							Balance as of current report	5,446,300	578,184,021
								Balance as of last report	Balance as of current report
TOTAL		429,000			10,238,388		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
					-		Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	112,490,718	6,298,947	106,191,777	-
Balance as of current report	122,729,106	6,837,533	115,891,579	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

COMPANY NAME   August 20,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
20/08/2002	BUY	1,000	SOCIAL	23.79	23,790	ACCIV	Balance as of last report	5,446,300	578,184,021
20/08/2002	BUY	70,000	SOCIAL	23.80	1,666,000	ACCIV			
20/08/2002	BUY	6,000	SOCIAL	23.81	142,860	ACCIV			
20/08/2002	BUY	59,000	SOCIAL	23.90	1,410,100	ACCIV			
							Balance as of current report	5,582,300	578,048,021
								Balance as of last report	Balance as of current report
TOTAL		136,000			3,242,750		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	122,729,106	6,837,533	115,891,579	-
Balance as of current report	125,971,856	7,008,274	118,963,588	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

August 21,2002

COMPANY NAME

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
21/08/2002	BUY	243,700	SOCIAL	23.90	5,824,430	ACCIV	Balance as of last report	5,582,300	578,048,021
							Balance as of current report	5,826,000	577,804,321
							Balance as of last report	Balance as of current report	
TOTAL		243,700			5,824,430		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
							Balance as of last report	Balance as of current report	
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	125,971,856	7,008,274	118,963,588	-
Balance as of current report	131,796,286	7,314,226	124,482,066	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

COMPANY NAME

August 22,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
22/08/2002	BUY	28,700	SOCIAL	23.65	678,755	ACCIV	Balance as of last report	5,826,000	577,804,321
22/08/2002	BUY	140,800	SOCIAL	23.70	3,336,960	ACCIV			
22/08/2002	BUY	35,000	SOCIAL	23.71	829,850	ACCIV			
22/08/2002	BUY	75,000	SOCIAL	23.75	1,781,250	ACCIV			
22/08/2002	BUY	149,200	SOCIAL	23.80	3,550,960	ACCIV			
22/08/2002	BUY	125,000	SOCIAL	23.90	2,987,500	ACCIV			
							Balance as of current report	6,379,700	577,250,621
								Balance as of last report	Balance as of current report
TOTAL		553,700			13,165,275		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	131,796,286	7,314,226	124,482,066	-
Balance as of current report	144,961,561	8,009,366	136,952,201	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME   August 23,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
23/08/2002	BUY	6,100	SOCIAL	23.20	141,520	ACCIV	Balance as of last report	6,379,700	577,250,621
23/08/2002	BUY	2,000	SOCIAL	23.23	46,460	ACCIV			
23/08/2002	BUY	95,000	SOCIAL	23.30	2,213,500	ACCIV			
23/08/2002	BUY	110,100	SOCIAL	23.40	2,576,340	ACCIV			
23/08/2002	BUY	14,300	SOCIAL	23.45	335,335	ACCIV			
23/08/2002	BUY	30,600	SOCIAL	23.49	718,794	ACCIV			
23/08/2002	BUY	446,900	SOCIAL	23.50	10,502,150	ACCIV			
23/08/2002	BUY	45,000	SOCIAL	23.55	1,059,750	ACCIV			
							Balance as of current report	7,129,700	576,500,621
								Balance as of last report	Balance as of current report
TOTAL		750,000			17,593,849		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
					-		Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	144,961,561	8,009,366	136,952,201	-
Balance as of current report	162,555,410	8,950,950	153,604,466	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME   August 26,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
26/08/2002	BUY	829,200	SOCIAL	23.40	19,403,280	ACCIV	Balance as of last report	7,129,700	576,500,621
							Balance as of current report	7,958,900	575,671,421
							Balance as of last report	Balance as of current report	
TOTAL		829,200			19,403,280		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
							Balance as of last report	Balance as of current report	
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	162,555,410	8,950,950	153,604,466	-
Balance as of current report	181,958,690	9,991,965	171,966,731	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

August 28,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
28/08/2002	BUY	4,600	SOCIAL	23.00	105,800	ACCIV	Balance as of last report	7,958,900	575,671,421
28/08/2002	BUY	42,000	SOCIAL	23.07	968,940	ACCIV			
28/08/2002	BUY	83,400	SOCIAL	23.10	1,926,540	ACCIV			
28/08/2002	BUY	40,000	SOCIAL	23.12	924,800	ACCIV			
28/08/2002	BUY	44,000	SOCIAL	23.50	1,034,000	ACCIV			
28/08/2002	BUY	15,000	SOCIAL	23.51	352,650	ACCIV			
							Balance as of current report	8,187,900	575,442,421
								Balance as of last report	Balance as of current report
TOTAL		229,000			5,312,730		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
					-		Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	181,958,690	9,991,965	171,966,731	-
Balance as of current report	187,271,420	10,279,462	176,991,964	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

COMPANY NAME   August 29,2002

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
29/08/2002	BUY	2,700	SOCIAL	23.64	63,828	ACCIV	Balance as of last report	8,187,900	575,442,421
29/08/2002	BUY	147,300	SOCIAL	23.65	3,483,645	ACCIV			
							Balance as of current report	8,337,900	575,292,421
								Balance as of last report	Balance as of current report
TOTAL		150,000			3,547,473		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
					-		Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	187,271,420	10,279,462	176,991,964	-
Balance as of current report	190,818,893	10,467,779	180,351,120	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.